Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2026 Results

- Core business at inflection point: 33% YoY growth for Q1,
~40% YoY growth projected for Q2 2026 -

KFAR SAVA, Israel, April 30, 2026 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2026.

Financial Results

Silicom’s revenues for the first quarter of 2026 were $19.1 million, a 33% increase compared with $14.4 million for the first quarter of 2025.

On a GAAP basis, the company’s net loss for the quarter totalled $2.4 million, or $0.41 per ordinary share (basic and diluted), compared with $2.8 million, or $0.49 per ordinary share (basic and diluted), recorded in the first quarter of 2025.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $1.5 million, or $0.25 per ordinary share (basic and diluted), a 31% reduction compared with $2.1 million, or $0.37 per ordinary share (basic and diluted), for the first quarter of 2025.

Guidance

We are excited to report that not only did we surpass our revenue expectations this quarter, but that our momentum continues to accelerate, and that we anticipate even greater achievements for the second quarter. We expect second quarter revenues to range from $20 to $21 million, representing accelerated 40% growth on a year-over-year basis at the upper end of the guidance.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “The first quarter was exceptionally strong in both sales and pipeline development, confirming the beyond-projection performance of our strategic plan and execution. After achieving 33% revenue growth on a year-over-year basis for the first quarter, and given the increased visibility provided by resilient demand for our core business products, we expect to deliver even stronger performance in the future, including sales that reach $82-$83 million in 2026 and continue building throughout 2027. While we were pleased to close eight Design Wins in 2025, during the past four months we have already closed four new Design Wins, and continue working through a broad and deep pipeline for our core Edge, Smart NIC and FPGA offerings. We are thus well positioned to meet or exceed our target of 7-9 design wins for 2026.

“In fact, these four recent design wins are a concrete demonstration of the strength and momentum of our core business. The expansion of our global networking and security-as-a-service customer to an $8-to-10 million annual run-rate, the Tier-1 cyber security leader's selection of a higher-end Edge system for its next-generation product line, and our streaming infrastructure win with a path to $25-to-30 million in revenues over five years, collectively demonstrate the upsell power of our long-term relationships and the additive, non-cannibalizing nature of our portfolio. In parallel, our recent FPGA Smart NIC design win with a European secure communications leader, which will scale toward $3 million per year and marks our third Post-Quantum Cryptography design win to date, further expands our PQC customer base. Together, these wins confirm that our core business is not only thriving, but also growing faster than originally projected.”

Mr. Eizenman continued, “While our core business accelerates through this key inflection point, we are also building deep momentum with two of the world's most promising contenders in the high-stakes race to architect the future infrastructure of AI inference. Reinforcing our position as a forward-thinking solutions provider in this space, we recently commenced the co-development of a specialized AI inference solution in cooperation with a major customer. Our pursuit of this upside is made possible by our unique platform of core assets, including our deep technological expertise and proprietary IP roots, our rapid, reliable customization and support capabilities, and our extensive and growing Tier-1 customer base.”

Mr. Eizenman concluded, “As we move forward through 2026, we are ideally positioned to benefit from a stronger-than-ever pipeline and from the extraordinary momentum of our target markets, both for our core products and for our AI inference infrastructure offerings. We are excited about the opportunities that lie ahead, and moving aggressively to actualize our full growth potential. We look forward to reporting the significant value that this will create for our shareholders, both in the quarters ahead and over the long term.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, April 30th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

For example, when the Company discusses its revenue outlook or guidance for future periods, growth opportunities, market demand for its products and solutions, expected customer deployments, the scalability of its business model, operating performance, strategic partnerships, technology leadership, or industry trends affecting cloud infrastructure, artificial intelligence workloads, networking acceleration technologies or telecommunications markets, it is using forward-looking statements.

Additional factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

 Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$30,032	$35,156
Short-term bank deposits	—	6,000
Marketable securities	4,982	6,958
Accounts receivables: Trade, net	13,866	9,194
Accounts receivables: Other	3,802	3,155
Inventories	63,485	52,650
Total current assets	116,167	113,113

Marketable securities	27,775	25,518
Assets held for employees’ severance benefits	1,683	1,670
Property, plant and equipment, net	3,302	3,140
Intangible assets, net	3,491	2,569
Right of Use	6,389	6,147
Total assets	$158,807	$152,157

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$20,406	$11,116
Other accounts payable and accrued expenses	12,578	14,116
Lease Liabilities	2,204	2,019

Total current liabilities	35,188	27,251

Lease Liabilities	4,397	4,252
Liability for employees’ severance benefits	3,127	3,049
Deferred tax liabilities	71	116

Total liabilities	42,783	34,668

Shareholders' equity
Ordinary shares and additional paid-in capital	77,549	76,647
Treasury shares	(55,171)	(55,171)
Retained earnings	93,646	96,013
Total shareholders' equity	116,024	117,489

Total liabilities and shareholders' equity	$158,807	$152,157

Silicom Ltd. Consolidated Statements of Operations

(Unaudited, US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2026	2025
Sales	$19,098	$14,385
Cost of sales	13,455	10,110
Gross profit	5,643	4,275

Research and development expenses	5,266	4,926
Selling and marketing expenses	1,861	1,487
General and administrative expenses	1,324	1,077
Total operating expenses	8,451	7,490

Operating income (loss)	(2,808)	(3,215)

Financial income (expenses), net	452	703
Income (loss) before income taxes	(2,356)	(2,512)
Income taxes	11	294
Net income (loss)	$(2,367)	$(2,806)

Basic and diluted income (loss) per ordinary share (US$)	$(0.41)	$(0.49)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,706	5,735

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(Unaudited, US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2026	2025
GAAP gross profit	$5,643	$4,275
(1) Share-based compensation (*)	87	77
Non-GAAP gross profit	$5,730	$4,352

GAAP operating income (loss)	$(2,808)	$(3,215)
Gross profit adjustments	87	77
(1) Share-based compensation (*)	815	747
Non-GAAP operating income (loss)	$(1,906)	$(2,391)

GAAP net income (loss)	$(2,367)	$(2,806)
Operating income (loss) adjustments	902	824
(2) Lease liabilities - Financial expenses (income)	11	(119)
Non-GAAP net income (loss)	$(1,454)	$(2,101)

GAAP net income (loss)	$(2,367)	$(2,806)
Adjustments for Non-GAAP Cost of sales	87	77
Adjustments for Non-GAAP Research and development expenses	406	360
Adjustments for Non-GAAP Selling and marketing expenses	236	180
Adjustments for Non-GAAP General and administrative expenses	173	207
Adjustments for Non-GAAP Financial income (loss), net	11	(119)
Non-GAAP net income (loss)	$(1,454)	$(2,101)

GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.41)	$(0.49)
(1) Share-based compensation (*)	0.16	0.14
(2) Lease liabilities - Financial expenses (income)	—	(0.02)
Non-GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.25)	$(0.37)

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))